2004

Annual Report

GLEN BURNIE BANCORP

GLEN BURNIE BANCORP

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a three-for-two stock split effected through a stock dividend paid on June 21, 2001 and a six-for-five stock split effected through a stock dividend paid on January 16, 2004.

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 12,016	$ 11,263	$ 11,368	$ 10,674	$ 10,801
Provision for Credit Losses	340	40	–	(150)	–
Other Income	2,372	2,289	2,485	1,821	3,658
Other Expense	10,360	9,748	9,957	10,332	10,746
Net Income (Loss)	3,056	3,077	2,811	1,725	2,275
Share Data:					
Basic Net Income (Loss) Per Share	$1.50	$1.52	$1.40	$0.87	$1.14
Diluted Net Income (Loss) Per Share	1.50	1.52	1.40	0.87	1.14
Cash Dividends Declared Per Common Share	0.52	0.45	0.42	0.38	0.37
Weighted Average Common Shares Outstanding					
Basic	2,031,843	2,019,502	2,005,602	1,994,171	1,989,268
Diluted	2,031,843	2,019,502	2,008,422	1,994,171	1,989,268
Financial Condition Data:					
Total Assets	$ 302,312	$ 302,252	$ 279,406	$ 263,362	$ 239,211
Loans Receivable, Net	182,291	172,819	158,287	164,569	162,373
Total Deposits	261,674	256,908	241,420	229,307	205,968
Long Term Borrowings	7,200	7,227	7,251	7,275	7,297
Junior Subordinated Debentures	5,155	5,155	5,155	5,155	5,155
Total Stockholders' Equity	25,744	23,948	21,789	17,862	17,181
Performance Ratios:					
Return on Average Assets	1.00%	1.05%	1.05%	0.69%	1.02%
Return on Average Equity	12.51	13.56	14.49	9.77	12.94
Net Interest Margin*	4.61	4.48	4.76	4.80	5.27
Dividends Payout Ratio	34.67	29.53	29.70	43.27	32.61
Capital Ratios:					
Average Equity to Average Assets	8.16%	7.76%	9.03%	9.08%	8.59%
Leverage Ratio	9.85	9.25	9.07	8.79	9.30
Total Risk-Based Capital Ratio	16.40	15.79	15.28	13.92	13.99
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.30%	1.28%	1.56%	1.75%	2.04%
Non-accrual and Past Due Loans to Gross Loans	0.33	0.33	0.36	0.39	0.24
Allowance for Credit Losses to Non-accrual and Past Due Loans	398.68	385.25	429.13	445.30	837.87
Net Loan Charge-offs (Recoveries) to Average Loans	0.10%	0.18%	0.26%	0.18%	(0.28)%

* *Presented on a tax-equivalent basis*

A Message to Investors



Michael G. Livingston
Executive Vice President, DCEO & COO

F. William Kuethe, Jr.
President & CEO

John E. Demyan
Chairman

Glen Burnie Bancorp's primary subsidiary, The Bank of Glen Burnie®, celebrated 55 years of community banking in Anne Arundel County in 2004. In today's challenging business environment, this is certainly a major milestone. While our founders would be the first to acknowledge how much our industry has changed, they would also be rewarded to see how much has remained the same. Their mission of meeting the community's changing needs by creating a safe and secure financial institution is alive and well.

Glen Burnie Bancorp realized net income of $3,056,000 or $1.50 per basic and diluted earnings per share for the year ended December 31, 2004. The company's assets at year end increased to $302,312,000 and stockholders' equity grew to $25,744,000. In the current rising-rate environment, our management team made the prudent decision to reduce interest expense on short-term borrowings by using existing assets to pay off this debt. Although assets increased by only 0.02% in 2004, stockholder's equity grew 7.50%.

We are fortunate to have a loyal base of stockholders among whom ownership spans several generations. We have also diversified ownership and broadened the market for our stock by joining Nasdaq's SmallCap listing in 2001. As stockholders, we all have one common goal: *profitable return on our investment.* In 2004 Glen Burnie Bancorp successfully met that goal by declaring four quarterly regular dividends and one bonus dividend for a total of 52 cents per common share outstanding.

From a historical context it is important to note that Glen Burnie Bancorp has issued 49 consecutive quarterly dividends. This level of consistency affirms the long-term value of every stockholder's investment and reflects the Board of Director's commitment to enhancing shareholder value.

In June and December 2004, The Bank of Glen Burnie® was awarded a 5-Star Superior Rating from Bauer Financial Reports, Inc., the nation's leading independent bank research firm. This distinction denotes the highest level of strength, safety and performance attainable and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance. The bank has earned the 5-star rating for four consecutive years.

Maintaining this solid level of perfomance is important to all of our employees. Our personnel and financial resources are directed toward managing rules and regulations set forth by state and federal banking agencies. Management works diligently to balance compliance issues against productivity, performance goals and financial objectives.

2004 was a very productive year. Our dedicated staff completed several key initiatives which include expanding the Bank's product line, enhancing electronic banking services and improving back-office procedures. When the unexpected opportunity arose to expand our franchise, they rose to this challenge as well. Despite time constraints, vendor delays and renovation obstacles, our new full-service branch office in Linthicum opened for business in late January. New account growth has been better than expected and we are confident that The Bank of Glen Burnie® will prove to be a valued asset in this community.

Initiatives set forth in 2004 will impact Glen Burnie Bancorp for years to come, making us a stronger and healthier organization. Emerging technologies, diversified economies and expanding delivery channels are more than just buzz words. They are realities that have made the world a smaller place. Knowing your banker is now more important than ever. The Bank of Glen Burnie's five decades of community service have given us the distinction of possessing the most important asset of all – *the trust of our customers, employees and stockholders.*

• Stockholder's equity	7.51% growth
• Net interest income	4.04% growth
• Loans	5.48% growth
• Core deposits	1.86% growth
• Other income	3.59% growth
• Delinquency rate	under 0.99%

Sincerely,

John E. Demyan
Chairman

F. William Kuethe, Jr.
President & CEO

Michael G. Livingston
Executive Vice President, DCEO & COO

Performance Highlights: 2004

January

The Bank of Glen Burnie goes on the air – The Bank of Glen Burnie® launched a new branding campaign in January, adding radio to our advertising mix. The campaign featured a custom jingle which was written and composed by a local artist.



February



Product Mix Expands– Personal and commercial credit cards were added to the bank's product mix in February. Acting as an agent bank for Elan Financial Services, customers now have access to Visa® credit products with features such as purchase protection, cash back and travel rewards programs.

March

Online bill pay goes live– Internet banking was enhanced in March with the addition of online bill payment service. This value-added improvement provides single sign-in convenience, multiple payment options, account summaries and historical tracking in a safe and secure environment.



April



Online teller system activitated – April featured a major customer service initiative with the launch and activation of our online teller system. Benefits behind the teller line include increased accuracy of cash transactions and instant access to signature cards and cancelled check images. For customers, teller transactions are immediately reflected on the account, providing up-to-the-minute accuracy of balance changes.

May

Customer Appreciatio Month– We spread the seeds of appreciation in May as part of our annual customer appreciation celebration. Customers received daisy, poppy and forget-me-not seed sticks throughout the month and were invited to enter weekly drawings. Twenty-eight customers won family entertainment gift packs filled with movies, candy, popcorn, drinks and other good

JUNE | JULY | AUGUST | SEPTEMBER | OCTOBER | NOVEMBER | DECEMBER


BANK of
GLEN BURNIE



Star Rating–
June The Bank
Glen Burnie®
ırnered a 5-Star
ıperior Rating
om Bauer
nancial, Inc.,
e nation's
ading indepen-
nt bank
search firm.
ıe rating
notes the
ghest level
strength,
ıfety and
erformance
ıtainable and
based on
ımerous
nancial factors
ıcluding
ıpitalization,
quidity, loan
elinquency rate,
nd historical
erformance.



Interest-only Home Equity Line of Credit–
Our new interest-only Home Equity Line of Credit product was launched in July giving homeowners access to lower-cost repayment options than traditional home equity products.



Celebrating 55 years of community banking–
On August 19, 2004 The Bank of Glen Burnie® marked its 55th anniversary. Founded in 1949 by local businessmen who saw a need for a community bank, The Bank of Glen Burnie® is Anne Arundel County's oldest independent commercial bank.

14th Annual Charity Golf Tournament–
The Bank of Glen Burnie's 14th Annual Charity Golf Tournament raised $10,300 for Hospice of the Chesapeake in September. One hundred and six golfers showed their support for this worthy cause while enjoying fantastic weather and great food. Over the years this annual outing has raised $175,000 to benefit Hospice programs.




The BANK of GLEN BURNIE

Expansion plans get underway–
Planning for the bank's eighth branch office began in October. The site, on Baltimore-Annapolis Boulevard in the newly-renovated Burwood Village Center in Linthicum, was identified as a good fit for The Bank of Glen Burnie's brand.



Helping those in need through-out the community–
Branch managers and executive officers distributed nearly 50 grocery gift cards to non-profit organizations and food pantries in Anne Arundel County in November. This annual donation helps feed the hungry during the holiday season.



The gift of giving–
In December, customers and employees generously donated new toys, mittens and hats for distribution to county families through the Sharing Foundation. Non-perishable foods and personal care items were also collected for the North County Emergency Outreach Network (NCEON).

Investor Information

Annual Meeting

Glen Burnie Bancorp's regular meeting of stockholders is held on the second Thursday in May of each year. The 2005 Annual Meeting of Stockholders will be conducted on Thursday, May 12, 2005, 2:00 p.m. at LaFontaine Bleu, 7514 Ritchie Highway, Glen Burnie, Maryland. Registration opens at 1:30 p.m.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a 5% discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Annual Report on Form 10-K

To obtain a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2004, please contact the Transfer Agent.

Independent Auditors

Trice Geary & Myers, LLC
955 Mount Hermon Road
Salisbury, Maryland 21804

Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty,
First Vice President – Investments
Legg Mason Wood Walker, Incorporated
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-268-4700 • 410-267-7236 (fax)
rdpetty@leggmason.com

James S. Gibbons,
Vice President – Investments
Ferris, Baker Watts, Incorporated
275 West Street, Suite 200
Annapolis, MD 21401
410-972-2410 • 410-268-6729 (fax)
jgibbons@fbw.com

Hammett W. Hough,
Vice President,
Scott & Stringfellow, Inc.
550 Broadview Avenue, Suite 101
Warrenton, VA 20186
800-476-3547 • 540-347-1504 (fax)
hhough@scottstringfellow.com

GLEN BURNIE BANCORP



(LEFT; BOTTOM TO TOP)
William N Scherer, Sr., F. William Kuethe, Jr., Karen B. Thorwarth, Charles L. Hein

(CENTER; BOTTOM TO TOP)
Shirley E. Boyer, John E. Demyan, Frederick W. Kuethe, III, Charles F. Lynch, Jr.

(RIGHT; BOTTOM TO TOP)
Thomas Clocker, Alan E. Hahn, Mary Lipin Wilcox

DIRECTORS

John E. Demyan
Real Estate Investor

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Owner - Angels Food Market

Alan E. Hahn
Real Estate Investor

Charles L. Hein
Retired Clergyman

F. William Kuethe, Jr.
President and Chief Executive Officer -
The Bank of Glen Burnie®

Frederick W. Kuethe, III
Aerospace Software Engineer -
Northrup Grumman, Inc.

Charles F. (Derick) Lynch, Jr.
President – The General Ship Repair Corporation

William N. Scherer, Sr.
Attorney

Karen B. Thorwarth
Independent Insurance Agent

Mary Lipin Wilcox
Anne Arundel County School Teacher

EXECUTIVE OFFICERS

John E. Demyan
Chairman

F. William Kuethe, Jr.
President

Michael G. Livingston
Executive Vice President,
DCEO & COO

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Dorothy A. Abel
Secretary

THE BANK OF GLEN BURNIE

MISSION STATEMENT

The Bank of Glen Burnie® is a safe, sound, community oriented, locally-owned bank committed to excellence in satisfying the needs of our customers, shareholders and employees.

OFFICERS

Yvonne M. Atkinson
Assistant Vice President
(Community Reinvestment Act)

Diane Campbell
Assistant Vice President (Glen Burnie)

Charlene E. Carr
Assistant Vice President (Severna Park)

Joyce Cleveland
Assistant Vice President (Riviera Beach)

Darren S. Elswick
Assistant Vice President (Information Systems)

Kristin C. Elswick
Assistant Vice President (Deposit Processing)

Michael G. Himmel
Assistant Vice President (Lending)

Patricia A. Miller
Assistant Vice President (Odenton)

Charles F. Pumphrey
Data Processing Officer

Arlene T. Rayburn
Assistant Vice President (Severn)

Michael C. Schutt
Assistant Vice President (Credit)

Deborah L. Slappo
Assistant Vice President (Audit)

Roxanne Stroud
Assistant Vice President (Loan Operations)

Denise M. Sutton
Assistant Vice President (Linthicum)

Alison D. Tavik
Assistant Vice President (Marketing)

Pamela Thompson
Assistant Treasurer

Donna K. Walsh
Assistant Vice President (Crownsville)

Joanne Walter
Mortgage Loan Officer

Deborah Youngbar
Branch Officer (South Crain)

As of March 15, 2005

Executive Management



F. William Kuethe, Jr.
President & CEO



Michael G. Livingston
Executive Vice President, DCEO & COO



John E. Porter
Senior Vice President & CFO

Senior Officers



Thomas C. Cooper
Senior Vice President of Operations



Barbara J. Elswick
Senior Vice President & Chief Lending Officer



Joyce A. Ohmer
Senior Vice President of Branch Administration



Dorothy A. Abel
Vice President (Commercial Lending)



Rudolph S. Brown, Jr.
Vice President (Consumer Lending)



Paul V. Trice, Jr.
Vice President (Audit)



Michelle Stambaugh
Vice President (Human Resources)



Moses Williams
Vice President (Collections)

CONTENTS

SELECTED FINANCIAL DATA

	YEAR ENDED DECEMBER 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 12,016	$ 11,263	$ 11,368	$ 10,674	$ 10,801
Provision for Credit Losses	340	40	–	(150)	–
Other Income	2,372	2,289	2,485	1,821	3,658
Other Expense	10,360	9,748	9,957	10,332	10,746
Net Income (Loss)	3,056	3,077	2,811	1,725	2,275
Share Data:					
Basic Net Income (Loss) Per Share	$1.50	$1.52	$1.40	$0.87	$1.14
Diluted Net Income (Loss) Per Share.	1.50	1.52	1.40	0.87	1.14
Cash Dividends Declared Per Common Share	0.52	0.45	0.42	0.38	0.37
Weighted Average Common Shares Outstanding					
Basic	2,031,843	2,019,502	2,005,602	1,994,171	1,989,268
Diluted	2,031,843	2,019,502	2,008,422	1,994,171	1,989,268
Financial Condition Data:					
Total Assets	$ 302,312	$ 302,252	$ 279,406	$ 263,362	$ 239,211
Loans Receivable, Net	182,291	172,819	158,287	164,569	162,373
Total Deposits	261,674	256,908	241,420	229,307	205,968
Long Term Borrowings	7,200	7,227	7,251	7,275	7,297
Junior Subordinated Debentures	5,155	5,155	5,155	5,155	5,155
Total Stockholders' Equity	25,744	23,948	21,789	17,862	17,181
Performance Ratios:					
Return on Average Assets	1.00%	1.05%	1.05%	0.69%	1.02%
Return on Average Equity	12.51	13.56	14.49	9.77	12.94
Net Interest Margin*	4.61	4.48	4.76	4.80	5.27
Dividends Payout Ratio	34.67	29.53	29.70	43.27	32.61
Capital Ratios:					
Average Equity to Average Assets	8.16%	7.76%	9.03%	9.08%	8.59%
Leverage Ratio	9.85	9.25	9.07	8.79	9.30
Total Risk-Based Capital Ratio	16.40	15.79	15.28	13.92	13.99
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.30%	1.28%	1.56%	1.75%	2.04%
Non-accrual and Past Due Loans to Gross Loans	0.33	0.33	0.36	0.39	0.24
Allowance for Credit Losses to Non-accrual and Past Due Loans	398.68	385.25	429.13	445.30	837.87
Net Loan Charge-offs (Recoveries) to Average Loans	0.10%	0.18%	0.26%	0.18%	(0.28)%

* *Presented on a tax-equivalent basis*

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Common Stock is traded on the Nasdaq SmallCap Market under the symbol "GLBZ". As of March 2, 2005, there were 480 record holders of the Common Stock. The closing price for the Common Stock on that date was $21.62.

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2004 and 2003 as reported by Nasdaq. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods.

	2004			2003		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31,	$26.51	$24.10	$0.11	$16.68	$14.40	$0.10
June 30,	25.60	21.10	0.11	17.91	16.58	0.10
September 30	23.25	21.10	0.12	19.20	16.61	0.10
December 31	24.86	21.96	0.18	24.79	18.80	0.15

A regular dividend of $0.12 and a bonus dividend of $0.06 were declared for stockholders' of record on December 27, 2004, payable on January 7, 2005 and January 11, 2005, respectively.

The Company intends to pay dividends approximating thirty-five percent (35%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business -- Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Overview

During 2004, the Company saw continued growth in both deposits and the loan portfolio. Non-interest bearing deposits increased $3,778,548 and interest bearing deposits increased $987,260. The loan portfolio increased by $9,472,243, primarily due to a $6,567,752 increase in residential mortgage loans. Earnings remained stable with net income of $3,055,501 for 2004 and $3,077,074 for 2003.

All per share amounts throughout this report have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 6, 2004.

Comparison of Results of Operations for the Years Ended December 31, 2004, 2003 and 2002

General. For the year ended December 31, 2004, the Company reported consolidated net income of $3,055,501 ($1.50 basic and diluted earnings per share) compared to consolidated net income of $3,077,074 ($1.52 basic and diluted earnings per share) for the year ended December 31, 2003 and consolidated net income of $2,811,083 ($1.40 basic and diluted earnings per share) for the year ended December 31, 2002. Income for 2002 included a $763,644 curtailment gain on a post retirement benefit plan amendment. Net income for 2002, adjusted to remove the effects of this item, net of taxes, was $2,342,358.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund income producing assets. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Consolidated net interest income for the year ended December 31, 2004 was $12,016,466 compared to $11,263,294 for the year ended December 31, 2003 and $11,368,150 for the year ended December 31, 2002. The $753,172 increase for the most recent year was primarily due to a decrease in deposit expense and an increase in income on U.S. Government agency securities. The $104,856 decrease in net interest income for 2003 as compared to 2002 was due to a decrease in loan and federal funds income, partially offset by a decrease in deposit expense. Since a large portion of the Company's portfolio is invested in state and municipal securities, which are tax advantaged, the after tax net interest income for 2004 was $12,946,071, a $752,467 or 6.17% increase over the $12,193,604 after tax net interest income for 2003, which was an increase of $307,460 or 2.58% compared to $11,886,144 in after tax net interest income for 2002.

Interest expense decreased from $4,276,724 in 2003 to $3,644,661 in 2004, a $632,063, or 14.78% decrease, primarily due to a decrease in interest rates paid on deposits. Interest expense decreased from $5,202,132 in 2002 to $4,276,724 in 2003, a $925,408, or 17.79% decrease, also primarily due to decreases in interest rates paid on deposits. Net interest margin for the year ended December 31, 2004 was 4.61% compared to 4.48% and 4.76% for the years ended December 31, 2003 and 2002, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2004 VS. 2003			2003 VS. 2002		
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
	(In Thousands)					
ASSETS						
Interest-earning assets:						
Federal funds sold	$ 8	$ 6	$ 2	$ (43)	$ (26)	$ (17)
Interest-bearing deposits	(24)	4	(28)	6	3	3
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	244	384	(140)	(544)	(649)	105
Obligations of states and political subdivisions(1)	(6)	(28)	22	961	(85)	1,046
All other investment securities	1	2	(1)	13	6	7
Total investment securities	239	358	(119)	430	(728)	1,158
Loans, net of unearned income:						
Demand, time and lease	6	10	(4)	(21)	(60)	39
Mortgage and construction	399	(402)	801	(247)	(658)	411
Installment and credit card	(546)	(794)	248	(725)	(535)	(190)
Total gross loans(2)	(141)	(1,186)	1,045	(993)	(1,253)	260
Allowance for credit losses	-	-	-	-	-	-
Total net loans	(141)	(1,186)	1,045	(993)	(1,253)	260
Total interest-earning assets	$ 82	$ (818)	$ 900	$ (600)	$(2,004)	$1,404
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$ (16)	$ (41)	$ 25	$ (201)	$ (260)	$ 59
Money market	(20)	(19)	(1)	(81)	(97)	16
Other time deposits	(628)	(491)	(137)	(655)	(686)	31
Total interest-bearing deposits	(664)	(551)	(113)	(937)	(1,043)	106
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	32	1	31	12	(67)	79
Total interest-bearing liabilities	$ (632)	$ (550)	$ (82)	$ (925)	$(1,110)	$ 185

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars In Thousands)								
ASSETS:									
Interest-earning assets:									
Federal funds sold	$ 4,962	$ 59	1.18%	$ 4,815	$ 51	1.06%	$ 5,919	$ 94	1.59%
Interest-bearing deposits	1,126	37	3.29	2,078	61	2.94	1,782	55	3.09
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	50,575	2,217	4.38	54,497	1,973	3.62	52,287	2,517	4.81
Obligations of states and political subdivisions(1)	41,016	2,696	6.57	40,655	2,702	6.64	25,402	1,741	6.85
All other investment securities	5,019	358	7.13	5,038	357	7.09	4,935	344	6.97
Total investment securities	96,610	5,271	5.46	100,190	5,032	5.02	82,624	4,602	5.57
Loans, net of unearned income:									
Demand, time and lease	5,556	333	5.99	5,624	327	5.81	5,066	348	6.87
Mortgage and construction	100,590	6,494	6.46	88,853	6,095	6.86	83,444	6,342	7.60
Installment and credit card	74,902	4,376	5.84	71,326	4,922	6.90	73,851	5,647	7.65
Total gross loans(2)	181,048	11,203	6.19	165,803	11,344	6.84	162,361	12,337	7.60
Allowance for credit losses	(2,338)			(2,343)			(2,767)		
Total net loans	178,710	11,203	6.27	163,460	11,344	6.94	159,594	12,337	7.59
Total interest-earning assets	281,408	16,570	5.89	270,317	16,488	6.06	249,919	17,088	6.84
Cash and due from banks	11,203			10,317			8,921		
Other assets	13,162			12,039			10,199		
Total assets	$305,773			$292,673			$269,039		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 83,354	268	0.32%	$ 76,632	284	0.37%	$ 67,926	485	0.71%
Money market	21,146	85	0.40	21,514	105	0.49	19,770	186	0.94
Other time deposits	84,621	2,259	2.66	89,108	2,887	3.24	88,304	3,542	4.01
Total interest-bearing deposits	189,121	2,612	1.38	187,254	3,276	1.75	176,000	4,213	2.39
Short-term borrowed funds	3,983	57	1.43	1,816	28	1.54	755	16	2.12
Long-term borrowed funds	12,367	976	7.89	12,393	972	7.84	12,417	974	7.84
Total interest-bearing liabilities	205,471	3,645	1.77	201,463	4,277	2.12	189,172	5,202	2.75
Non-interest-bearing deposits	74,686			66,635			58,351		
Other liabilities	1,191			2,154			1,389		
Stockholders' equity	24,425			22,421			20,127		
Total liabilities and equity	$305,773			$292,673			$269,039		
Net interest income		$12,925			$12,099			$11,886	
Net interest spread			4.12%			3.94%			4.09%
Net interest margin			4.61%			4.48%			4.76%

1. Tax equivalent basis. The incremental tax rate applied was 34.35% for 2004 and 35.23% for 2003.
2. Non-accrual loans included in average balance.

Provision For Credit Losses. During the year ended December 31, 2004, the Company made a provision of $340,000 for credit losses, compared to a provision of $40,000 during the year ended December 31, 2003, and no provision during the year ended December 31, 2002. At December 31, 2004, the allowance for loan losses equaled 398.68% of non-accrual and past due loans compared to 385.25% and 429.13% at December 31, 2003 and 2002, respectively. During the year ended December 31, 2004, the Company recorded net chargeoffs of $174,501 compared to $308,306 and $423,755 in net charge-offs during the years ended December 31, 2003 and 2002, respectively.

Other Income. Other income includes service charges on deposit accounts, other fees and commissions, net gains on investment securities, and income on life insurance (including bank owned life insurance income (BOLI) and gains of approximately $117,000 from the death of an officer in 2002). For 2002, other income also included a curtailment gain of $763,644 on a post-retirement benefit plan amendment. Other income increased from $2,289,413 in 2003 to $2,371,636 in 2004, a $82,223, or 3.59% increase. The increase was primarily due to gains on investment securities offset by a decrease in other fees and commissions. Other income decreased from $2,484,725 in 2002 to $2,289,413 in 2003, a $195,312, or 7.86% decrease. The decrease was primarily due to the curtailment gain realized in 2002, partially offset by gains on investment securities, an increase in BOLI income and an increase in service charge income.

Other Expenses. Other expenses increased from $9,747,693 in 2003 to $10,359,377 in 2004, a $611,684 or 6.28% increase. This increase was primarily due to increases in salaries and employee benefits. Other expenses decreased from $9,956,847 in 2002 to $9,747,693 in 2003, a $209,154 or 2.1% decrease. This decrease was primarily due to a decrease in furniture and fixtures expense and operating expense, offset by an increase in employee benefits and occupancy expense relating to the opening of the Severna Park location.

Income Taxes. During the year ended December 31, 2004, the Company recorded income tax expense of $633,224, compared to income tax expense of $687,940 for the year ended December 31, 2003. During the year ended December 31, 2003, the Company recorded income tax expense of $687,940, compared to income tax expense of $1,084,945 for the year ended December 31, 2002. The decrease in income tax expense for 2003 as compared to 2002, despite higher net income in 2003, was primarily due to the tax advantaged treatment of the state and municipal securities portfolio and BOLI income.

Comparison of Financial Condition at December 31, 2004, 2003 and 2002

The Company's total assets increased to $302,312,126 at December 31, 2004 from $302,252,466 at December 31, 2003. The Company's total assets increased to $302,252,466 at December 31, 2003 from $279,406,206 at December 31, 2002. The increase in total assets during 2003 is attributable to increases in the loan and securities portfolios, funded by decreases in federal funds sold and increases in deposits and short term borrowings.

The Company's net loan portfolio increased to $182,291,292 at December 31, 2004 compared to $172,819,049 at December 31, 2003 and $158,286,746 at December 31, 2002. The increase in the loan portfolio during the 2004 period is primarily due to an increase in residential mortgages with lesser increases in commercial mortgages and indirect automobile loans. The increase in the loan portfolio during 2003, is primarily due to residential mortgage loans increasing by approximately $14.9 million.

During 2004, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $94,906,047, a $8,275,060 or 8.02%, decrease from $103,181,107 at December 31, 2003. This decrease is primarily attributable to a decrease in state and municipal securities. During 2003, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $103,181,107, a $11,321,056 or 12.32%, increase from $91,860,051 at December 31, 2002. This increase is primarily attributable to an increase in state and municipal and U.S. Government agency securities, offset by a decrease in mortgage backed securities.

Deposits as of December 31, 2004 totaled $261,674,043, an increase of $4,765,808, or 1.86%, from the $256,908,235 total as of December 31, 2003. Deposits as of December 31, 2003 totaled $256,908,235, an increase of $15,488,628, or 6.42%, from the $241,419,607 total as of December 31, 2002. Demand deposits as of December 31, 2004 totaled $73,427,366, a $3,778,547, or 5.43%, increase from $69,648,819 at December 31, 2003. NOW and Super NOW accounts as of December 31, 2004 decreased by $1,310,661, or 4.61% from their 2003 level to $27,089,844. Money market accounts increased by $64,403 or 0.32%, from their 2003 level to total $20,208,804 at December 31, 2004. Savings deposits increased by $4,286,115, or 8.03%, from their 2003 level, to $57,664,694 at December 31, 2004. Time deposits over $100,000 totaled $21,003,332 on December 31, 2004, a decrease of $545,796, or 2.53% from December 31, 2003. Other time deposits (made up of certificates of deposit less than

$100,000 and individual retirement accounts) totaled $62,280,003 on December 31, 2004, a $1,506,802 or a 2.36%, decrease from December 31, 2003.

Total stockholders' equity as of December 31, 2004 increased by $ 1,796,780, or 7.50%, from the 2003 period. The increase was attributed to an increase in retained earnings, surplus and common stock offset by a decline in accumulated other comprehensive income, net of tax. Total stockholders' equity as of December 31, 2003 increased by $2,158,242, or 9.91%, from the 2002 period. The increase was attributed to an increase in retained earnings and surplus, offset by a decline in accumulated other comprehensive income, net of tax.

Off-Balance Sheet Arrangements, Contractual Obligations, and Commitments

Off-Balance Sheet Arrangements. The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2004, the Bank has accrued $150,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Contractual Obligations. The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		PAYMENTS DUE IN				
(IN THOUSANDS)	NOTE REFERENCE	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Deposits without a stated maturity (a),(c)	9	$178,390	$ -	$ -	$ -	$178,390
Time deposits (a)	9	39,905	31,002	9,763	2,614	83,284
Short-term borrowings (a)	6	542	-	-	-	542
Long-term borrowings (b)	7,8	575	1,157	1,166	12,735	15,633
Operating leases	5	235	472	402	1,940	3,049

(a) Excludes interest
(b) Includes Junior Subordinated Debentures and semi-annual payments (made in March and September) of $273,215. This is also assuming that the Debentures will be paid off in September 2010.
(c) Includes non-interest bearing deposits

Commitments. The following table details the amounts and expected maturities of significant commitments as of December 31, 2004. Further discussion of these commitments is included in Note 16 to the consolidated financial statements.

	PAYMENTS DUE IN				
(IN THOUSANDS)	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Loan commitments:					
Other mortgage loans	$ 4,287	$ -	$ -	$ -	$ 4,287
Unused lines of credit:					
Home-equity lines	1,123	728	416	4,030	6,297
Commercial lines	10,551	-	-	-	10,551
Unsecured consumer lines	836	-	-	-	836
Letters of credit	178	-	-	545	723

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. The Company's principal market risk is interest rate risk that arises from its lending, investing and deposit taking activities. The Company's profitability is dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Bank's Asset/Liability and Risk Management Committee oversees the management of interest rate risk. The primary purpose of the committee is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. The Company does not utilize derivative financial or commodity instruments or hedging strategies in its management of interest rate risk. The primary tool used by the committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest bearing assets and interest bearing liabilities subject to repricing within a given time period. These efforts affect the loan pricing and deposit rate policies of the Company as well as the asset mix, volume guidelines, and liquidity and capital planning.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2004.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5Years	Over 5 Years	Total
			(Dollars In Thousands)		
Assets:					
Cash and due from banks	$ -	$ -	$ -	$ -	$ 9,767
Federal funds and overnight deposits	1,613	-	-	-	1,613
Securities	500	2,392	8,615	84,318	95,825
Loans	15,500	5,369	80,720	84,034	185,623
Fixed Assets	-	-	-	-	4,031
Other Assets	-	-	-	-	5,631
Total assets	$ 17,613	$ 7,761	$ 89,335	$168,352	$302,312
Liabilities:					
Demand deposit accounts	$ -	$ -	$ -	$ -	$ 73,427
NOW accounts	27,090	-	-	-	27,090
Money market deposit accounts	20,209	-	-	-	20,209
Savings accounts	57,665	220	-	-	57,885
IRA accounts	1,788	4,559	14,980	1,583	22,910
Certificates of deposit	13,492	19,847	25,784	1,030	60,153
Other liabilities	-	-	-	-	9,739
Junior Subordinated Debenture	-	-	-	-	5,155
Stockholders' equity	-	-	-	-	25,744
Total liabilities and Stockholders' equity	$120,244	$ 24,626	$ 40,764	$ 2,613	$302,312
GAP	$ (102,631)	$ (16,865)	$ 48,571	$165,739	
Cumulative GAP	(102,631)	(119,496)	(70,925)	94,814	
Cumulative GAP as a % of total assets	(33.95%)	(39.53%)	(23.46%)	31.36%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice at within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

In addition to gap analysis, the Bank utilizes a simulation model to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the economic value of equity. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2004, the model produced the following sensitivity profile for net interest income and the economic value of equity.

	Immediate Change in Rates			
	-200 Basis Points	-100 Basis Points	+100 Basis Points	+200 Basis Points
% Change in Net Interest Income	-10.7%	-3.3%	1.9%	5.4%
% Change in Economic Value of Equity	-13.0%	-4.7%	-3.7%	-9.6%

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2004, totaled $11,373,891, a decrease of $1,521,003 or 11.80%, from the December 31, 2003 total of $12,894,894. Most of this decrease was due to a decrease in the vault cash held at the branches and a decrease in deposits held at two other institutions.

As of December 31, 2004, the Bank was permitted to draw on a $36.2 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and agency securities. As of December 31, 2004, a $7 million long-term convertible advance was outstanding under this line. In addition the Bank has a secured line of credit in the amount of $5 million from another commercial bank on which it has not drawn. Furthermore, on September 7, 2000, the Company issued $5,155,000 of its 10.6% Junior Subordinated Deferrable Interest Debentures to Glen Burnie Statutory Trust I, a Connecticut statutory trust wholly owned by the Company. The Trust, in turn, issued $5,000,000 of its 10.6% capital securities to institutional investors. The debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010. As of December 31, 2004, the full $5,155,000 was outstanding.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2004, the Company was in compliance with these requirements with a leverage ratio of 9.85%, a Tier 1 risk-based capital ratio of 15.15% and total risk-based capital ratio of 16.40%. At December 31, 2004, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, starting on page F-8 and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Management has used the best information available to make the estimations necessary to value the related assets and liabilities based on historical experience and on various assumptions which are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the financial statements. The Company reevaluates these variables as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates. The following is a summary of the more judgmental accounting estimates and principle involved in the preparation of the Company's financial statements, including the identification of the variables mo[illegible] important in the estimation process.

Allowance for Credit Losses. The Bank's allowance for credit losses is determined based upon estimates that can and do change when the actual events occur, including historical losses as an indicator of future losses, fair market value of collateral, and various general or industry or geographic specific economic events. The use of these estimates and values is inherently subjective and the actual losses could be greater or less than the estimates. For further information regarding our allowance for credit losses, see "Allowance for Credit Losses" under Item 1-"Business" of this Annual Report.

Accrued Taxes. Management estimates income tax expense based on the amount it expects to owe various tax authorities. Income taxes are discussed in more detail in Note 10 to the consolidated financial statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position.

Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretations No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

During the third quarter of 2003, the Company applied the provisions of FIN 46 to a wholly-owned subsidiary trust that issued capital securities to third-party investors. The application of FIN 46 resulted in the deconsolidation of a wholly-owned subsidiary trust. See Note 8 for further discussion of this trust and the Company's related obligations.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Management continues to evaluate the applicability of FIN 46. Management does not believe that the application of FIN 46 will have an impact on financial condition, results of operations, or liquidity. The Federal Reserve Board is currently evaluating the impact on Tier 1 capital.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, as well as amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have an impact on financial condition, the results of operations, or liquidity, as the Company and Bank does not have derivative or hedging instruments.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2003.

In December 2004, the FASB issued SFAS No. 123, "Share-Based Payment (Revised 2004)." SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is effective for the Company on January 1, 2006. The Company will transition to fair value based accounting for stock-based compensation using a modified version of prospective application (modified prospective application). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. The Company expects to recognize additional pre-tax, quarterly compensation costs beginning in the first quarter of 2006 as a result of the adoption of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of this standard.

In November 2003, the FASB also issued Emerging Issues Task Force Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This statement establishes standards for accounting for and disclosure of declines in fair value below cost basis of available for sale and held to maturity investment securities. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position to provide additional implementation guidance.

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2004, 2003, and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2004, 2003, and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trice Geary & Myers LLC

Salisbury, Maryland
January 28, 2005

955 Mt. Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	2004	2003	2002
Assets			
Cash and due from banks	**$ 9,766,710**	$ 11,119,791	$ 11,297,175
Interest-bearing deposits in other financial institutions	**65,947**	57,192	41,335
Federal funds sold	**1,541,234**	1,717,911	4,403,578
Cash and cash equivalents	**11,373,891**	12,894,894	15,742,088
Certificates of deposit in other financial institutions	**-**	-	100,000
Investment securities available for sale, at fair value	**93,278,857**	99,602,353	84,657,682
Investment securities held to maturity (fair value **2004 $1,761,894**; 2003 $3,815,855; 2002 $7,615,702)	**1,627,190**	3,578,754	7,202,369
Federal Home Loan Bank stock, at cost	**919,000**	896,400	703,200
Maryland Financial Bank stock, at cost	**100,000**	-	-
Common stock in the Glen Burnie Statutory Trust I	**155,000**	155,000	155,000
Ground rents, at cost	**235,700**	248,300	249,900
Loans, less allowance for credit losses **2004 $2,411,894**; 2003 $2,246,395; 2002 $2,514,700	**182,291,292**	172,819,049	158,286,746
Premises and equipment, at cost, less accumulated depreciation	**4,030,777**	4,219,812	4,143,429
Accrued interest receivable on loans and investment securities	**1,484,869**	1,575,918	1,547,511
Other real estate owned	**50,000**	171,882	413,373
Cash value of life insurance	**5,483,681**	4,782,258	5,024,964
Other assets	**1,281,869**	1,307,846	1,179,944
Total assets	**$ 302,312,126**	$ 302,252,466	$ 279,406,206
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	**$ 73,427,366**	$ 69,648,818	$ 59,061,977
Interest-bearing	**188,246,677**	187,259,417	182,357,630
Total deposits	**261,674,043**	256,908,235	241,419,607
Short-term borrowings	**541,672**	6,601,920	837,074
Long-term borrowings	**7,199,708**	7,226,501	7,251,489
Junior subordinated debentures owed to unconsolidated subsidiary trust	**5,155,000**	5,155,000	5,155,000
Dividends payable	**287,938**	236,938	236,291
Accrued interest payable on deposits	**55,980**	67,099	111,398
Accrued interest payable on junior subordinated debentures	**171,518**	171,518	171,518
Deferred income tax liabilities	**330,583**	792,100	915,314
Other liabilities	**1,151,276**	1,145,527	1,519,129
Total liabilities	**276,567,718**	278,304,838	257,616,820
Commitments, contingencies and subsequent event			
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding **2004 2,041,033 shares**; 2003 1,689,281 shares; 2002 1,677,173 shares	**2,041,033**	1,689,281	1,677,173
Surplus	**11,169,283**	10,861,986	10,637,578
Retained earnings	**11,773,915**	10,115,038	7,946,747
Accumulated other comprehensive income, net of tax	**760,177**	1,281,323	1,527,888
Total stockholders' equity	**25,744,408**	23,947,628	21,789,386
Total liabilities and stockholders' equity	**$ 302,312,126**	$ 302,252,466	$ 279,406,206

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	2004	2003	2002
Interest income on:			
Loans, including fees	$ 11,203,896	$ 11,344,040	$ 12,336,820
U.S. Treasury securities	-	18,394	59,818
U.S. Government agency securities	2,216,554	1,954,437	2,457,585
State and municipal securities	1,769,813	1,749,556	1,206,798
Corporate trust preferred securities	358,290	356,740	341,094
Federal funds sold	59,461	51,141	93,735
Other	53,113	65,710	74,432
Total interest income	15,661,127	15,540,018	16,570,282
Interest expense on:			
Deposits	2,611,536	3,276,093	4,212,826
Short-term borrowings	56,938	24,046	10,992
Long-term borrowings	429,484	430,155	431,884
Junior subordinated debentures	546,703	546,430	546,430
Total interest expense	3,644,661	4,276,724	5,202,132
Net interest income	12,016,466	11,263,294	11,368,150
Provision for credit losses	340,000	40,000	
Net interest income after provision for credit losses	11,676,466	11,223,294	11,368,150
Other income:			
Service charges on deposit accounts	899,196	924,709	917,816
Other fees and commissions	859,539	781,795	725,421
Gains on investment securities, net	411,478	218,579	52,880
Income on life insurance	201,423	364,330	24,964
Curtailment gain on post-retirement benefits plan amendment	-	-	763,644
Total other income	2,371,636	2,289,413	2,484,725
Other expenses:			
Salaries and wages	4,404,605	4,133,621	4,165,994
Employee benefits	1,891,244	1,687,775	1,614,284
Occupancy	684,242	709,122	589,289
Furniture and equipment	839,485	821,747	854,059
Other expenses	2,539,801	2,395,428	2,733,221
Total other expenses	10,359,377	9,747,693	9,956,847
Income before income taxes	3,688,725	3,765,014	3,896,028
Federal and state income tax expense	633,224	687,940	1,084,945
Net income	$ 3,055,501	$ 3,077,074	$ 2,811,083
Basic and diluted earnings per share of common stock	$ 1.50	$ 1.52	$ 1.40

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	**2004**	2003	2002
Net income	**$ 3,055,501**	$ 3,077,074	$ 2,811,083
Other comprehensive (loss) income, net of tax			
Unrealized holding (losses) gains arising during the period (net of deferred (benefits) taxes **2004 ($173,611)**; 2003 ($70,722); 2002 $1,081,095)	**(275,926)**	(112,401)	1,718,218
Reclassification adjustment for gains included in net income (net of deferred taxes **2004 $154,291**; 2003 $84,415; 2002 $17,182)	**(245,220)**	(134,164)	(27,307)
Total other comprehensive (loss) income	**(521,146)**	(246,565)	1,690,911
Comprehensive income	**$ 2,534,355**	$ 2,830,509	$ 4,501,994

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2004, 2003, and 2002

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 2001	1,663,560	$ 1,663,560	$ 10,390,511	$ 5,970,537	$ (163,023)	$ 17,861,585
Net income				2,811,083		2,811,083
Cash dividends, $.42 per share				(834,873)		(834,873)
Dividends reinvested under dividend reinvestment plan	10,548	10,548	169,522			180,070
Shares issued under employee stock purchase plan	3,065	3,065	39,140			42,205
Vested stock options, net			38,405			38,405
Other comprehensive income, net of tax					1,690,911	1,690,911
Balances, December 31, 2002	1,677,173	1,677,173	10,637,578	7,946,747	1,527,888	21,789,386
Net income				3,077,074		3,077,074
Cash dividends, $.45 per share				(908,783)		(908,783)
Dividends reinvested under dividend reinvestment plan	8,758	8,758	187,702			196,460
Shares issued under employee stock purchase plan	3,350	3,350	42,779			46,129
Expired stock options, net			(6,073)			(6,073)
Other comprehensive loss, net of tax					(246,565)	(246,565)
Balances, December 31, 2003	**1,689,281**	**1,689,281**	**10,861,986**	**10,115,038**	**1,281,323**	**23,947,628**
Net income	-	-	-	**3,055,501**	-	**3,055,501**
Cash dividends, $.52 per share	-	-	-	**(1,059,357)**	-	**(1,059,357)**
Dividends reinvested under dividend reinvestment plan	**10,796**	**10,796**	**221,159**	-	-	**231,955**
Shares issued under employee stock purchase plan	**3,689**	**3,689**	**72,673**	-	-	**76,362**
Stock split effected in form of 20% stock dividend	**337,267**	**337,267**	-	**(337,267)**	-	-
Vested stock options, net	-	-	**13,465**	-	-	**13,465**
Other comprehensive loss, net of tax	-	-	-	-	**(521,146)**	**(521,146)**
Balances, December 31, 2004	**2,041,033**	**$ 2,041,033**	**$ 11,169,283**	**$ 11,773,915**	**$ 760,177**	**$ 25,744,408**

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 3,055,501**	$ 3,077,074	$ 2,811,083
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	**828,444**	1,503,805	1,241,007
Compensation expense (income) from vested stock options, net	**13,465**	(6,073)	38,405
Provision for credit losses	**340,000**	40,000	-
Losses on other real estate owned	**7,372**	6,491	6,789
Deferred income (benefits) taxes, net	**(133,613)**	31,925	278,768
(Gains) losses on disposals of assets, net	**(409,211)**	(216,776)	14,429
Income on investment in life insurance	**(201,423)**	(364,330)	(24,964)
Changes in assets and liabilities:			
Decrease (increase) in accrued interest receivable	**91,049**	(28,407)	(20,493)
Decrease (increase) in other assets	**5,663**	(79,638)	(209,838)
Decrease in accrued interest payable	**(11,119)**	(44,299)	(43,776)
Increase (decrease) in other liabilities	**5,749**	(373,602)	(840,072)
Net cash provided by operating activities	**3,591,877**	3,546,170	3,251,338
Cash flows from investing activities:			
Maturities of held to maturity mortgage-backed securities	**952,233**	3,119,394	3,179,978
Maturities of other held to maturity investment securities	**1,000,000**	499,732	6,134,713
Maturities of available for sale mortgage-backed securities	**6,984,287**	22,500,165	12,624,980
Maturities of other available for sale investment securities	**3,229,796**	718,025	2,044,232
Sales of available for sale debt securities	**18,345,056**	10,994,980	4,989,082
Purchases of available for sale mortgage-backed securities	**(18,214,141)**	(33,252,275)	(30,417,008)
Purchases of other available for sale investment securities	**(4,651,079)**	(16,928,577)	(16,085,767)
Purchase of FHLB stock	**(22,600)**	(193,200)	(50,900)
Purchase of MFB stock	**(100,000)**		
Maturity of certificate of deposit	**-**	100,000	-
Proceeds from life insurance	**-**	607,034	
Purchase of life insurance contracts	**(500,000)**	-	(5,000,000)
(Increase) decrease in loans, net	**(9,697,733)**	(14,572,303)	6,282,506
Proceeds from sales of other real estate	**-**	235,000	-
Purchases of premises and equipment	**(417,426)**	(784,278)	(904,507)
Net cash used by investing activities	**(3,091,607)**	(26,956,303)	(17,202,691)
Cash flows from financing activities:			
Increase in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	**3,778,548**	20,933,258	9,587,004
Increase (decrease) in time deposits, net	**987,260**	(5,444,630)	2,525,885
(Decrease) increase in short-term borrowings	**(6,060,248)**	5,764,846	(45,334)
Repayments of long-term borrowings	**(26,793)**	(24,988)	(23,302)
Cash dividends paid	**(1,008,357)**	(908,136)	(793,915)
Common stock dividends reinvested	**231,955**	196,460	180,070
Issuance of common stock	**76,362**	46,129	42,205
Net cash (used) provided by financing activities	**(2,021,273)**	20,562,939	11,472,613
Decrease in cash and cash equivalents	**(1,521,003)**	(2,847,194)	(2,478,740)
Cash and cash equivalents, beginning of year	**12,894,894**	15,742,088	18,220,828
Cash and cash equivalents, end of year	**$ 11,373,891**	$ 12,894,894	$ 15,742,088

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,	2004	2003	2002
Supplementary Cash Flow Information:			
Interest paid	**$ 3,655,780**	$ 4,321,023	$ 5,245,908
Income taxes paid	**908,812**	689,087	712,844
Total (decrease) increase in unrealized (depreciation) appreciation on available for sale securities	**(849,050)**	(401,702)	2,754,826

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp ("Bancorp" or "Company") and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 21) of the Company account for the subsidiaries using the equity method of accounting.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income, net of tax. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") and Maryland Financial Bank ("MFB") stocks are equity interests that do not necessarily have readily determinable fair values for purposes of Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because their ownership is restricted and they lack a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Note 1. Summary of Significant Accounting Policies (continued)

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either SFAS No 5, Accounting for Contingencies, or SFAS No 114. The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The allocated component of the allowance for loan losses also includes consideration of concentrations and changes in portfolio mix and volume.

The unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. The historical losses used in the migration analysis may not be representative of actual unrealized losses inherent in the portfolio.

Note 1. Summary of Significant Accounting Policies (continued)

Reserve for Unfunded Commitments:

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. No loans were converted to OREO in 2004, 2003, or 2002. The Bank financed no sales of OREO for 2004, 2003, or 2002.

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Intangible Assets:

A core deposit intangible asset of **$544,652**, relating to a branch acquisition, is being amortized on the straight-line method over 10 years. Accumulated amortization totaled **$503,802**, $449,337, and $394,872 at December 31, 2004, 2003, and 2002, respectively. Amortization expense totaled **$54,465** for each of the years ended December 2004, 2003, and 2002.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*. As of December 31, 2004, 2003, and 2002, certain loans existed which management considered impaired (See Note 4); in addition, in 2002 certain long-lived assets were deemed to be impaired also (See Note 5).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Note 1. Summary of Significant Accounting Policies (continued)

Temporary differences which give rise to deferred tax benefits relate principally to deferred compensation and benefit plans, allowance for credit losses, and reserve for unfunded commitments.

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, allowance for credit losses, accumulated securities discount accretion, and net unrealized appreciation on investment securities available for sale.

Credit Risk:

The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2004, the Bank had deposits and Federal funds sold with a separate financial institution of approximately **$2,053,000**.

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

Accounting for Stock Options:

The Company applies the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its employee stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123 *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed above, and has adopted the disclosure-only provisions of SFAS No. 123.

The Company expects to adopt the provisions of SFAS No. 123R on January 1, 2006. Among other things, SFAS No. 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS No. 123R is effective for the Company on January 1, 2006 (See Note 20).

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately **$5,684,000**, $4,901,000, and $4,196,000 during the years ended December 31, 2004, 2003, and 2002, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	**$ 12,511,877**	**$ 93,242**	**$ 487,504**	**$ 12,117,615**
State and municipal	**35,956,838**	**1,237,281**	**88,450**	**37,105,669**
Corporate trust preferred	**5,008,127**	**459,840**	**-**	**5,467,967**
Mortgage-backed	**38,563,539**	**187,391**	**163,324**	**38,587,606**
	$ 92,040,381	**$ 1,977,754**	**$ 739,278**	**$ 93,278,857**
Held to maturity:				
State and municipal	**$ 682,945**	**$ 71,933**	**$ -**	**$ 754,878**
Mortgage-backed	**944,245**	**62,771**	**-**	**1,007,016**
	$ 1,627,190	**$ 134,704**	**$ -**	**$ 1,761,894**

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agencies	$ 13,066,518	$ 382,806	$ 214,216	$ 13,235,108
State and municipal	42,941,347	1,342,191	74,432	44,209,106
Corporate trust preferred	5,025,537	495,725	1,419	5,519,843
Mortgage-backed	36,481,430	361,884	205,018	36,638,296
	$ 97,514,832	$ 2,582,606	$ 495,085	$ 99,602,353
Held to maturity:				
U.S. Government agencies	$ 1,000,000	$ 48,293	$ -	$ 1,048,293
State and municipal	682,817	66,133	-	748,950
Mortgage-backed	1,895,937	122,675	-	2,018,612
	$ 3,578,754	$ 237,101	$ -	$ 3,815,855

Note 3. Investment Securities (continued)

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 499,497	$ 14,568	$ -	$ 514,065
U.S. Government agencies	8,084,257	469,446	140,000	8,413,703
State and municipal	31,216,663	812,011	86,496	31,942,178
Corporate trust preferred	5,056,735	471,397	-	5,528,132
Mortgage-backed	37,311,301	948,303	-	38,259,604
	$ 82,168,453	$ 2,715,725	$ 226,496	$ 84,657,682
Held to maturity:				
U.S. Government agencies	$ 1,499,692	$ 106,321	$ -	$ 1,606,013
State and municipal	682,688	47,014	-	729,702
Mortgage-backed	5,019,989	259,998	-	5,279,987
	$ 7,202,369	$ 413,333	$ -	$ 7,615,702

The gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 are as follows:

Securities available for sale:

	Less than 12 months		12 months or more		Total	
	Fair Value	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Obligations of U.S. Government agencies	**$ 3,471,719**	**$ 24,504**	**$ 1,537,000**	**$ 463,000**	**$ 5,008,719**	**$ 487,504**
State and Municipal	**3,531,704**	**45,151**	**1,989,067**	**43,299**	**5,520,771**	**88,450**
Mortgaged-backed	**12,162,333**	**84,458**	**3,563,678**	**78,866**	**15,726,011**	**163,324**
	$ 19,165,756	**$ 154,113**	**$ 7,089,745**	**$ 585,165**	**$ 26,255,501**	**$ 739,278**

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain is investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held to maturity until they mature, at which time the Company will receive full value for the securities. Furthermore, as of December 31, 2004, management also had the ability and intent to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31,

Note 3. Investment Securities (continued)

2004, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

Contractual maturities of investment securities at December 31, 2004, 2003, and 2002 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale		*Held to Maturity*	
December 31, 2004	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within one year	**$ 2,874,617**	**$ 2,893,275**	**$ -**	**$ -**
Due over one to five years	**7,894,560**	**8,011,579**	**-**	**-**
Due over five to ten years	**17,111,432**	**17,210,406**	**-**	**-**
Due over ten years	**25,596,233**	**26,575,991**	**682,945**	**754,878**
Mortgage-backed, due in monthly installments	**38,563,539**	**38,587,606**	**944,245**	**1,007,016**
	$ 92,040,381	**$ 93,278,857**	**$ 1,627,190**	**$ 1,761,894**

	Available for Sale		*Held to Maturity*	
December 31, 2003	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 1,145,360	$ 1,160,318	$ 1,000,000	$ 1,048,293
Due over one to five years	11,310,601	11,774,429	-	-
Due over five to ten years	17,628,071	17,797,250	-	-
Due over ten years	30,949,370	32,232,060	682,817	748,950
Mortgage-backed, due in monthly installments	36,481,430	36,638,296	1,895,937	2,018,612
	$ 97,514,832	$ 99,602,353	$ 3,578,754	$ 3,815,855

	Available for Sale		*Held to Maturity*	
December 31, 2002	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 579,445	$ 595,838	$ -	$ -
Due over one to five years	7,370,459	7,707,811	1,499,692	1,606,013
Due over five to ten years	5,762,134	6,085,881	-	-
Due over ten years	31,145,134	32,008,548	682,688	729,702
Mortgage-backed, due in monthly installments	37,311,281	38,259,604	5,019,989	5,279,987
	$ 82,168,453	$ 84,657,682	$ 7,202,369	$ 7,615,702

Note 3. Investment Securities (continued)

Proceeds from sales of available for sale securities prior to maturity totaled **$18,345,056**, $10,994,980, and $4,989,082 for the years ended December 31, 2004, 2003, and 2002, respectively. The Bank realized gains of **$483,760** and losses of **$72,282** on those sales for 2004. The Bank realized gains of $220,034 and losses of $1,455 on those sales for 2003. The Bank realized gains of $52,943 and losses of $63 on those sales for 2002. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax expense relating to net gains on sales of investment securities totaled **$158,913**, $84,415, and $20,422 for the years ended December 31, 2004, 2003, and 2002, respectively.

The Bank has no derivative financial instruments required to be disclosed under SFAS No. 119, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments*.

Note 4. Loans

Major categories of loans are as follows:

	2004	2003	2002
Mortgage:			
Residential	**$ 71,038,619**	$ 64,470,867	$ 49,572,269
Commercial	**31,982,864**	28,525,381	31,584,086
Construction and land development	**2,080,178**	3,112,105	2,337,489
Demand and time	**5,617,982**	6,113,311	5,374,283
Installment	**74,902,306**	73,824,338	72,780,383
	185,621,949	176,046,002	161,648,510
Unearned income on loans	**(918,763)**	(980,558)	(847,064)
	184,703,186	175,065,444	160,801,446
Allowance for credit losses	**(2,411,894)**	(2,246,395)	(2,514,700)
	$ 182,291,292	$ 172,819,049	$ 158,286,746

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately **$55,703,000**, $53,833,000, and $52,795,000 of such loans at December 31, 2004, 2003, and 2002, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2004, 2003, and 2002, the amounts of such loans outstanding totaled **$1,443,878**, $1,998,843, and $1,244,758, respectively. During 2004, loan additions and repayments totaled **$587,471** and **$1,142,436**, respectively.

Note 4. Loans (continued)

The allowance for credit losses is as follows:

	2004	2003	2002
Balance, beginning of year	**$ 2,246,395**	$ 2,514,700	$ 2,938,455
Provision for credit losses	**340,000**	40,000	
Recoveries	**377,213**	449,909	306,332
Loans charged off	**(551,714)**	(758,214)	(730,087)
Balance, end of year	**$ 2,411,894**	$ 2,246,395	$ 2,514,700

Loans on which the accrual of interest has been discontinued totaled **$598,162**, $572,282, and $571,057 at December 31, 2004, 2003, and 2002, respectively. Interest that would have been accrued under the terms of these loans totaled **$46,751**, $56,882, and $9,188 for the years ended December 31, 2004, 2003, and 2002, respectively.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2004	2003	2002
Loans classified as impaired	**$ 490,656**	$ 425,458	$ 355,489
Allowance for credit losses on impaired loans	**116,160**	154,923	109,310
Average balance of impaired loans	**461,400**	288,180	175,609

Following is a summary of cash receipts on impaired loans and how they were applied:

	2004	2003	2002
Cash receipts applied to reduce principal balance	**$ 27,630**	$ 64,490	$ 19,381
Cash receipts recognized as interest income	**27,190**	20,945	8,454
Total cash receipts	**$ 54,820**	$ 85,435	$ 27,835

At December 31, 2004, the recorded investment in new troubled debt restructurings totaled **$94,783**. The average recorded investment in troubled debt restructurings totaled **$96,624** for the year ended December 31, 2004. The allowance for credit losses relating to troubled debt restructurings totaled **$31,436** at December 31, 2004. The Bank recognized **$8,015** in interest income on troubled debt restructurings for cash payments received in 2004. All prior investments in troubled debt were performing under the terms of the modified agreements, with the exception of one credit relationship classified as impaired in the amount of **$173,010** as of December 31, 2004.

No troubled debt restructurings transpired in 2003.

At December 31, 2002, the recorded investment in new troubled debt restructurings totaled $40,833. The average recorded investment in troubled debt restructurings totaled $41,964 for the year ended December 31, 2002. The allowance for credit losses relating to troubled debt restructurings totaled $8,166 at December 31, 2002. The Bank recognized $2,304 in interest income on troubled debt restructurings for cash payments received in 2002.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2004	2003	2002
Land		**$ 684,977**	$ 684,977	$ 684,977
Buildings	5-50 years	**4,437,516**	4,399,730	4,166,210
Equipment and fixtures	5-30 years	**5,248,830**	5,062,486	5,304,871
Construction in progress		**298,480**	282,341	622,587
		10,669,803	10,429,534	10,778,645
Accumulated depreciation		**(6,639,026)**	(6,209,722)	(6,012,629)
		$ 4,030,777	$ 4,219,812	$ 4,766,016

Construction in progress at December 31, 2004 relates primarily to certain computer hardware and software upgrades in the main office and leasehold improvements and equipment and fixtures in the new Linthicum branch.

Depreciation expense totaled **$469,633**, $453,967, and $508,301 for the years ended December 31, 2004, 2003, and 2002, respectively. Amortization of software and intangible assets totaled **$167,474**, $205,461, and $190,493 for the years ended December 31, 2004, 2003, and 2002, respectively.

The Bank leases its South Crain Highway and Severna Park branches. Minimum lease obligations under the South Crain Highway branch are $115,400 per year through September 2009, adjusted annually by the CPI. Minimum lease obligations under the Severna Park branch are $30,000 per year through September 2007. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled **$125,198**, $106,928, and $117,929 for the years ended December 31, 2004, 2003, and 2002, respectively.

In January 2005, the Bank opened its new Linthicum branch and entered into an operating lease agreement. Minimum lease obligations under this arrangement are $90,000 per year through December 2014, adjusted annually on a pre-determined basis, with one ten year extension option. The Bank is also required to pay all maintenance costs under this leasing arrangement.

In the fourth quarter of 2002, the Board of Directors of the Company decided to close and relocate the existing Severna Park branch. At December 31, 2002, management determined that leasehold improvements made to this Severna Park branch, with a book value of $64,648, were impaired as prescribed by SFAS No. 144, and had no net realizable value, and recorded an asset impairment loss from continuing operations for this amount. The Bank also accrued approximately $77,000, as prescribed in SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (See Note 20), relating to the estimated future lease and maintenance obligations. All expenses were included in other operating expenses for 2002 (see Note 14).

Note 6. Short-term borrowings

Short-term borrowings are as follows:

	2004	2003	2002
Notes payable - U.S. Treasury	**$ 541,672**	$ 401,920	$ 837,074
FHLB	**-**	6,200,000	-
	$ 541,672	$ 6,601,920	$ 837,074

Note 6. Short-term borrowings (continued)

Notes payable to the U.S. Treasury represents Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. This arrangement is secured by investment securities with an amortized cost of approximately **$1,000,000** at December 31, 2004, 2003, and 2002.

The Bank owned 9,190 shares of common stock of the FHLB at December 31, 2004. The Bank is required to maintain an investment of .2% of total assets, adjusted annually, plus 4.5% of total advances, adjusted for advances and repayments. This investment was a condition for obtaining a variable rate, 2.24% at December 31, 2004, credit facility with the FHLB. The credit available under this facility is determined at 12% of the Bank's total assets, or approximately $36,200,000 at December 31, 2004. Long-term advances totaled $7,000,000 under this credit arrangement at December 31, 2004 (see Note 7). This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio. Average short-term borrowings under this facility approximated **$3,605,000,** $1,555,000 and $233,000 for 2004, 2003, and 2002, respectively.

The Bank also has available $5,000,000 in a short-term credit facility, an unsecured line of credit, from another bank for short-term liquidity needs, if necessary. No outstanding borrowings existed under this credit arrangement at December 31, 2004, 2003, and 2002.

Note 7. Long-term Borrowings

Long-term borrowings are as follows:

	2004	2003	2002
Federal Home Loan Bank of Atlanta, convertible advance	**$ 7,000,000**	$ 7,000,000	$ 7,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	**199,708**	226,501	251,489
	$ 7,199,708	$ 7,226,501	$ 7,251,489

The Federal Home Loan Bank of Atlanta convertible advance matures in September 2010, with interest at 5.84%, payable quarterly. The Federal Home Loan Bank of Atlanta has the option of converting the rate to a three-month LIBOR; however, if converted, the borrowing can be repaid without penalty. The proceeds of the convertible advance were used to purchase higher yielding investment securities.

At December 31, 2004, the scheduled maturities of long-term borrowings are approximately as follows:

	2004
2005	**$ 29,000**
2006	**31,000**
2007	**33,000**
2008	**35,000**
2009	**38,000**
2010	**7,034,000**
	$ 7,200,000

Note 8. Junior Subordinated Debentures owed to Unconsolidated Subsidiary Trust

The Bancorp sponsored a trust, Glen Burnie Statutory Trust I, of which 100% of the common equity is owned by the Company. The trust was formed for the purpose of issuing Company-obligated, mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in junior subordinated debt securities of the Company (the debentures). The debentures held by the trust are the sole assets of that trust. Distributions on the capital securities issued by the trust are payable semi-annually at a 10.6% rate per annum equal to the interest rate being earned by the trust on the debentures held by that trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the capital securities subject to the terms of each of the guarantees. The debentures held by the trust carry non-call provisions over the first 10 year period, and a declining 10 year premium call thereafter. Both the capital securities of the statutory trust and the junior subordinated debentures are scheduled to mature on September 7, 2030, unless called by the Bancorp not earlier than September 7, 2010.

In the third quarter of 2003, as a result of applying the provisions of FIN 46, governing when an equity interest should be consolidated, the Company was required to deconsolidate this subsidiary trust from its financial statements since the trust is considered a variable interest entity for which the Company is not the primary beneficiary. The deconsolidation of the net assets and results of operations of the trust had no impact on the Company's financial statements or liquidity position since the Company continues to be obligated to repay the debentures held by the trust and guarantees repayment of the capital securities issued by the trust. The consolidated debt obligation related to the trust is $5,155,000 of which $155,000 relates to the Bancorp's common ownership interest in the trust.

Despite the fact that Trust I is not included in the Company's consolidated financial statements, the $5.0 million in trust preferred securities issued by the trust are included in the Tier 1 capital of the Bank for regulatory capital purposes as allowed by the Federal Reserve Board. In May 2004, the Federal Reserve Board proposed a rule that would continue to allow the inclusion of trust preferred securities issued by unconsolidated subsidiary trusts in Tier 1 capital, but with stricter quantitative limits. Under the proposal, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Bank holding companies with significant international operations would generally be expected to limit trust preferred securities and certain other capital elements to 15% of Tier 1 capital elements, net of goodwill. Based on the proposed rule, the Company expects to include all of its $5.0 million in trust preferred securities in Tier 1 capital. However, the provisions of the final rule could significantly differ from those proposed and there can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier 1 capital for regulatory capital purposes. The trust preferred securities could be redeemed without penalty if they were no longer permitted to be included in Tier 1 capital.

Note 9. Deposits

Major classifications of interest-bearing deposits are as follows:

	2004	2003	2002
NOW and SuperNOW	**$ 27,089,844**	$ 28,400,505	$ 24,071,173
Money Market	**20,208,804**	20,144,401	19,889,727
Savings	**57,664,694**	53,378,579	47,616,167
Certificates of Deposit, $100,000 or more	**16,556,548**	15,649,757	17,698,559
Other time deposits	**66,726,787**	69,686,175	73,082,004
	$ 188,246,677	$ 187,259,417	$ 182,357,630

Note 9. Deposits (continued)

Interest expense on deposits is as follows:

	2004	2003	2002
NOW and SuperNOW	**$ 31,465**	$ 42,980	$ 64,644
Money Market	**84,385**	104,546	186,059
Savings	**236,550**	241,429	431,320
Certificates of Deposit, $100,000 or more	**424,710**	584,996	684,691
Other time deposits	**1,834,426**	2,302,142	2,846,112
	$ 2,611,536	$ 3,276,093	$ 4,212,826

At December 31, 2004, the scheduled maturities of time deposits are approximately as follows:

	2004
2005	**$ 39,905,000**
2006	**20,227,000**
2007	**10,775,000**
2008	**5,366,000**
2009	**4,397,000**
2010 and thereafter	**2,614,000**
	$ 83,284,000

Deposit balances of executive officers and directors and their affiliated interests totaled approximately **$1,309,000**, $1,048,000, and $1,058,000 at December 31, 2004, 2003, and 2002, respectively.

The Bank had no brokered deposits at December 31, 2004, 2003, and 2002.

Note 10. Income Taxes

The components of income tax expense for the years ended December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Current:			
Federal	**$ 660,981**	$ 561,686	$ 739,995
State	**105,856**	94,330	66,182
Total current	**766,837**	656,016	806,177
Deferred income taxes (benefits):			
Federal	**(111,600)**	26,453	229,215
State	**(22,013)**	5,471	49,553
Total deferred	**(133,613)**	31,924	278,768
Income tax expense	**$ 633,224**	$ 687,940	$ 1,084,945

Note 10. Income Taxes (continued)

A reconciliation of income tax expense computed at the statutory rate of 34% to the actual income tax expense for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Income before income taxes	**$ 3,688,725**	$ 3,765,014	$ 3,896,028
Taxes computed at Federal income tax rate	**$ 1,254,167**	$ 1,280,105	$ 1,324,650
Increase (decrease) resulting from:			
Tax-exempt income	**(648,864)**	(693,992)	(408,130)
State income taxes, net of Federal income tax benefit	**55,336**	65,869	108,518
Other	**(27,415)**	35,958	59,907
Income tax expense	**$ 633,224**	$ 687,940	$ 1,084,945

The components of the net deferred income tax liabilities as of December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Deferred income tax benefits:			
Accrued deferred compensation and benefit plan obligations	**$ 57,807**	$ 80,173	$ 105,359
Allowance for credit losses	**140,771**	-	-
Other real estate owned	**-**	-	32,375
Reserve for unfunded commitments	**57,930**	57,930	57,930
Total deferred income tax benefits	**256,508**	138,103	195,664
Deferred income tax liabilities:			
Accumulated depreciation	**76,244**	71,052	61,016
Allowance for credit losses	**-**	8,235	45,650
Accumulated securities discount accretion	**32,547**	44,713	42,972
Net unrealized appreciation on investment securities available for sale	**478,300**	806,203	961,340
Total deferred income tax liabilities	**587,091**	930,203	1,110,978
Net deferred income tax liabilities	**$ (330,583)**	$ (792,100)	$ (915,314)

Note 11. Pension and Profit Sharing Plans

The Bank has a money purchase pension plan, which provides for annual employer contributions based on employee compensation, and covers substantially all employees. Contributions under this plan, made from an existing safe harbor accrual as a result of a prior termination of a defined benefit pension plan, totaled **$182,581**, $188,995, and $188,470 for the years ended December 31, 2004, 2003 and 2002, respectively. Beginning in 2004, the Bank is also accruing additional contributions under this plan, as the safe harbor accrual is exhausted. These additional contributions, included in employee benefit expense, totaled **$210,000** for the year ended December 31, 2004. The Bank is also making additional contributions under this plan to certain employees whose retirement funds were negatively affected by the termination of a defin ed benefit pension plan. These additional contributions, included

Note 11. Pension and Profit Sharing Plans (continued)

in employee benefit expense, totaled **$60,182**, $76,189, and $103,476 for the years ended December 31, 2004, 2003, and 2002, respectively. As of December 31, 2004, the Bank has accrued approximately **$284,000** relating to the current year accrual and the additional contributions to adversely affected employees.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions. The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan, included in employee benefit expense, totaled **$357,138**, $362,978, and $359,914 for the years ended December 31, 2004, 2003, and 2002, respectively.

Note 12. Post-Retirement Health Care Benefits

The Bank provides health care benefits to employees who retire at age 65 with five years of full time service immediately prior to retirement and two years of participation in the medical benefits plan. In 2001, the Bank amended the plan to include the current Board of Directors and their spouses and the spouses of current retirees. In the first quarter of 2002, the Bank again amended the plan so that all post-retirement healthcare benefits currently provided by the Bank to the above qualified participants will terminate on December 31, 2006. This amendment to the plan resulted in a net curtailment gain of approximately $764,000 in the year ended December 31, 2002. The plan was funded only to the extent of the Bank's monthly payments of insurance premiums, which totaled **$122,664**, $87,538, and $59,316 for the years ended December 31, 2004, 2003, and 2002, respectively.

The following table sets forth the financial status of the plan at December 31, 2004, 2003, and 2002:

	2004	2003	2002
Accumulated post-retirement benefit obligation:			
Retirees	**$ 268,168**	$ 261,119	$ 269,955
Unrecognized net (loss) gain	**(118,489)**	(53,526)	2,857
Accrued post-retirement benefit cost	**$ 149,679**	$ 207,593	$ 272,812

Net post-retirement benefit expense for the years ended December 31, 2004, 2003, and 2002 includes the following:

	2004	2003	2002
Interest cost	**$ 23,854**	$ 21,280	$ 20,096
Amortization of net gain	**40,896**	1,039	
Net post-retirement benefit expense	**$ 64,750**	$ 22,319	$ 20,096

Assumptions used in the accounting for net post-retirement benefit expense were as follows:

	2004	2003	2002
Health care cost trend rate	**5.0%**	5.0%	5.0%
Discount rate	**6.5%**	6.5%	6.5%

Note 12. Post-Retirement Health Care Benefits (continued)

If the assumed health cost trend rate were increased to 6% for 2004, 2003, and 2002, the total of the service and interest cost components of net periodic post-retirement health care benefit cost would increase by **$220**, $294, and $369 for the years ended December 31, 2004, 2003, and 2002, respectively, and the accumulated post-retirement benefit obligation would increase to **$64,970**, $22,613, and $20,465 as of December 31, 2004, 2003, and 2002, respectively.

Note 13. Other Benefit Plans

During the fourth quarter of 2002, the Bank purchased life insurance contracts on several officers and is the sole owner and beneficiary of the policies. Cash value totaled **$5,483,681**, $4,782,258, and $5,024,964 at December 31, 2004, 2003, and 2002, respectively. Income on their insurance investment totaled **$201,423**, $364,330, and $24,964 for 2004, 2003, and 2002, respectively, including a gain of approximately $117,000 attributable to the death of its Executive Vice President during 2003.

The Bank has an unfunded grantor trust, as part of a change in control severance plan, covering substantially all employees (See Note 15). Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

Note 14. Other Operating Expenses

Other operating expenses include the following:

	2004	2003	2002
Professional services	**$ 430,301**	$ 475,565	$ 533,194
Stationery, printing and supplies	**229,806**	221,453	226,127
Postage and delivery	**232,742**	216,410	256,080
FDIC assessment	**36,972**	37,852	38,015
Directors fees and expenses	**194,901**	134,020	142,762
Marketing	**220,899**	197,768	212,470
Data processing	**123,782**	158,365	144,580
Correspondent bank services	**81,668**	77,833	76,508
Telephone	**117,228**	135,588	142,703
Liability insurance	**94,370**	98,945	116,121
Losses and expenses on real estate owned (OREO)	**551**	21,544	7,157
Asset impairment losses on branch closures and related exit expenses (see Note 5)	**-**	-	141,647
Other ATM expense	**251,688**	201,614	151,654
Other	**524,893**	418,471	544,203
	$ 2,539,801	$ 2,395,428	$ 2,733,221

Note 15. Repurchase and Retirement of Company Common Stock

During 1998, the Company was pursued by another competing financial institution (the institution) in a hostile take-over attempt. In November 1998, the Company reached an agreement with the institution to repurchase 213,168 shares of its common stock, or approximately 19.5% of its then outstanding shares, for an aggregate purchase price of $5,580,764. In conjunction with the redemption agreement, the Company and the institution also entered into a standstill agreement through November 2008. Under the standstill agreement, the Company made payments over four years totaling $675,510.

For the years ended December 31, 2004, 2003, and 2002, the Company made payments totaling **$0**, $0, and $131,378, respectively, relating to the standstill agreement. This payment is included in other expenses.

Note 16. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2004	2003	2002
Loan commitments:			
Construction and land development	**$ 3,150,000**	$ -	$ 357,000
Other mortgage loans	**1,137,500**	2,082,250	3,422,912
	$ 4,287,500	$ 2,082,250	$ 3,779,912
Unused lines of credit:			
Home-equity lines	**$ 6,297,160**	$ 4,668,479	$ 4,288,833
Commercial lines	**10,550,804**	8,500,927	9,272,579
Unsecured consumer lines	**836,377**	982,715	841,400
	$ 17,684,341	$ 14,152,121	$ 14,402,812
Letters of credit	**$ 723,134**	$ 772,731	$ 891,549

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Note 16. Commitments and Contingencies (continued)

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real-property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2004, the Bank has accrued **$150,000** for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 17. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. Retained earnings from which dividends may not be paid without prior approval totaled approximately **$5,633,000**, $4,993,000, and $3,462,000 at December 31, 2004, 2003, and 2002, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. The Bank applies APB No. 25 and related Interpretations in accounting for this plan. Net compensation cost (benefit) of **$13,465**, ($6,073), and $38,405 have been recognized in the accompanying consolidated financial statements in 2004, 2003, and 2002, respectively. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 *Accounting for Stock-Based Compensation*, there would be no material change in reported net income.

The Company expects to adopt the provisions of SFAS No. 123, *Share-Base Payment (Revised 2004)*, on January 1, 2006. Among other things, SFAS No. 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of grant.

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at 85% of the fair market value of the stock on the date of grant. Options granted will expire no later than 27 months from the grant date or upon termination of employment. Activity under this plan is as follows:

Note 17. Stockholders' Equity (continued)

	Shares	Grant Price
Outstanding December 31, 2001		
Granted on May 17, 2002, expiring August 13, 2003	9,318	$ 11.48
Exercised	(3,678)	
Expired	(174)	$ 11.48
Outstanding December 31, 2002	5,466	
Exercised	(4,020)	$ 11.48
Expired	(1,446)	$ 11.48
Outstanding December 31, 2003	-	
Granted on January 7, 2004, expiring December 15, 2004	**7,944**	**$ 20.70**
Exercised	**(3,689)**	
Expired	**(4,255)**	**$ 20.70**
Outstanding December 31, 2004	-	

At December 31, 2004 shares of common stock reserved for issuance under the plan totaled **38,487**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

During 2004, 2003, and 2002, shares of common stock purchased under the plan totaled **10,796**, 8,758, and 10,548, respectively. At December 31, 2004, shares of common stock reserved for issuance under the plan totaled **151,124**.

The Board of Directors may suspend or discontinue the plan at its discretion.

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

There was no activity under this plan for the years ended December 31, 2004, 2003, and 2002.

At December 31, 2004, shares of common stock reserved for issuance under the plan totaled **217,999**.

Note 17. Stockholders' Equity (continued)

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2004, 2003, and 2002, that both the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

As discussed in Note 8, the capital securities held by the Glen Burnie Statutory Trust I qualifies as Tier 1 capital for the Company under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of the trust will affect the qualification of the capital securities as Tier 1 capital for regulatory purposes. If it is later determined that the capital securities no longer qualify as Tier 1 capital, the effect of such a change may be material.

Note 17. Stockholders' Equity (continued)

A comparison of capital as of December 31, 2004, 2003, and 2002 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2004						
Total Capital						
(to Risk Weighted Assets)						
Company	**$ 32,416,000**	**16.4%**	**$ 15,813,000**	**8.0%**	**N/A**	
Bank	**32,004,000**	**16.2%**	**15,804,000**	**8.0%**	**$ 19,756,000**	**10.0%**
Tier I Capital						
(to Risk Weighted Assets)						
Company	**29,944,000**	**15.2%**	**7,880,000**	**4.0%**	**N/A**	
Bank	**29,538,000**	**15.0%**	**7,877,000**	**4.0%**	**11,815,000**	**6.0%**
Tier I Capital						
(to Average Assets)						
Company	**29,944,000**	**9.9%**	**12,099,000**	**4.0%**	**N/A**	
Bank	**29,538,000**	**9.7%**	**12,181,000**	**4.0%**	**15,226,000**	**5.0%**
As of December 31, 2003						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 30,110,000	15.8%	$ 15,255,225	8.0%	N/A	
Bank	29,674,000	15.6%	15,217,000	8.0%	$ 19,022,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	27,726,000	14.5%	7,628,000	4.0%	N/A	
Bank	27,296,000	14.4%	7,609,000	4.0%	11,413,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	27,726,000	9.3%	11,990,000	4.0%	N/A	
Bank	27,296,000	9.1%	11,972,000	4.0%	14,965,000	5.0%

Note 17. Stockholders' Equity (continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2002						
Total Capital (to Risk Weighted Assets)						
Company	$ 27,523,000	15.3%	$ 14,410,000	8.0%	N/A	
Bank	26,949,000	15.0%	14,363,000	8.0%	$ 17,954,000	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	25,266,000	14.0%	7,209,000	4.0%	N/A	
Bank	24,699,000	13.8%	7,185,000	4.0%	10,778,000	6.0%
Tier I Capital (to Average Assets)						
Company	25,266,000	9.1%	11,143,000	4.0%	N/A	
Bank	24,699,000	8.9%	11,126,000	4.0%	13,907,000	5.0%

Note 18. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2004	2003	2002
Basic:			
Net income	**$ 3,055,501**	$ 3,077,074	$ 2,811,083
Weighted average common shares outstanding	**2,031,843**	2,019,502	2,005,602
Basic net income per share	**$ 1.50**	$ 1.52	$ 1.40
Diluted:			
Net income			$ 2,811,083
Weighted average common shares outstanding			2,005,602
Dilutive effect of stock options			3,384
Average common shares outstanding - diluted			2,008,986
Diluted net income per share			$ 1.40

Diluted earnings per share calculations were not required for 2004 and 2003 as there were no options outstanding at December 31, 2004 and 2003.

Note 19. Fair Values of Financial Instruments

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

	2004		2003		2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	**$ 9,766,710**	**$ 9,766,710**	$ 11,119,791	$ 11,119,791	$ 11,297,175	$ 11,297,175
Interest-bearing deposits in other financial institutions	**65,947**	**65,947**	57,192	57,192	41,335	41,335
Federal funds sold	**1,541,234**	**1,541,234**	1,717,911	1,717,911	4,403,578	4,403,578
Certificates of deposit in other financial institutions	**-**	**-**	-	-	100,000	100,000
Investment securities - available for sale	**93,278,857**	**93,278,857**	99,602,353	99,602,353	84,657,682	84,657,682
Investment securities held to maturity	**1,627,190**	**1,761,894**	3,578,754	3,815,855	7,202,369	7,615,702
Federal Home Loan Bank Stock	**919,000**	**919,000**	896,400	896,400	703,200	703,200
Maryland Financial Bank Stock	**100,000**	**100,000**	-	-	-	-
Common stock-Statutory Trust I	**155,000**	**155,000**	155,000	155,000	155,000	155,000
Ground rents	**235,700**	**235,700**	248,300	248,300	249,900	249,900
Loans, less allowance for credit losses	**182,291,292**	**180,500,000**	172,819,049	172,820,000	158,286,746	158,290,000
Accrued interest receivable	**1,484,869**	**1,484,869**	1,575,918	1,575,918	1,547,511	1,547,511
Financial liabilities:						
Deposits	**261,674,043**	**261,826,000**	256,908,235	256,910,000	241,419,607	241,420,000
Short-term borrowings	**541,672**	**541,672**	6,601,920	6,601,920	837,074	837,074
Long-term borrowings	**7,199,708**	**8,388,328**	7,226,501	7,226,501	7,251,489	7,251,489
Dividends payable	**287,938**	**287,938**	236,938	236,938	236,291	236,291
Accrued interest payable	**55,980**	**55,980**	67,099	67,099	111,398	111,398
Accrued interest payable on junior subordinated debentures	**171,518**	**171,518**	171,518	171,518	171,518	171,518
Junior subordinated debentures owed to unconsolidated subsidiary trust	**5,155,000**	**5,155,000**	5,155,000	5,155,000	5,155,000	5,155,000
Unrecognized financial instruments:						
Commitments to extend credit	**21,971,841**	**21,971,841**	16,234,371	16,234,371	18,182,724	18,182,724
Standby letters of credit	**723,134**	**723,134**	772,731	772,731	891,549	891,549

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Estimated fair values are based on quoted market prices.

Note 19. Fair Values of Financial Instruments (continued)

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

Note 20. Recently Issued Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretations No. 46 (FIN 46), *Consolidation of Variable Interest Entities*, which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur.

During the third quarter of 2003, the Company applied the provisions of FIN 46 to a wholly-owned subsidiary trust that issued capital securities to third-party investors. The application of FIN 46 resulted in the deconsolidation of a wholly-owned subsidiary trust. See Note 8 for further discussion of this trust and the Company's related obligations.

In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied.

Management continues to evaluate the applicability of FIN 46. Management does not believe that the application of FIN 46 will have an impact on financial condition, results of operations, or liquidity. The Federal Reserve Board is currently evaluating the impact on Tier 1 capital.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS 133, as well as amends certain other existing FASB pronouncements. In general, SFAS 149 is effective for derivative transactions entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this standard did not

Note 20. Recently Issued Accounting Pronouncements (continued)

have an impact on financial condition, the results of operations, or liquidity, as the Company and Bank does not have derivative or hedging instruments.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*. This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of SFAS 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise effective as of July 1, 2003. The adoption of this standard did not have a material impact on financial condition, the results of operations, or liquidity.

In December 2003, the FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statements under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. Management does not believe any such applicable entities exist as of December 31, 2003.

In December 2004, the FASB issued SFAS No. 123, *"Share-Based Payment (Revised 2004)."* SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is effective for the Company on January 1, 2006. The Company will transition to fair value based accounting for stock-based compensation using a modified version of prospective application (modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. The Company expects to recognize additional pre-tax, quarterly compensation costs beginning in the first quarter of 2006 as a result of the adoption of SFAS 123R. Future levels of compensation cost recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards before and after the adoption of this standard.

In November 2003, the FASB also issued Emerging Issues Task Force Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. This statement establishes standards for accounting for and disclosure of declines in fair value below cost basis of available for sale and held to maturity investment securities. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position to provide additional implementation guidance.

Note 21. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	2004	2003	2002
Assets			
Cash	**$ 453,685**	$ 268,893	$ 397,118
Investment in The Bank of Glen Burnie	**30,339,198**	28,672,564	26,376,359
Investment in GBB Properties, Inc.	**262,343**	257,023	251,012
Investment in the Glen Burnie Statutory Trust I	**155,000**	155,000	155,000
Due from subsidiaries	**20,765**	26,658	34,484
Other assets	**132,250**	137,182	141,361
Total assets	**$ 31,363,241**	$ 29,517,320	$ 27,355,334
Liabilities and Stockholders' Equity			
Dividends payable	**$ 287,938**	$ 236,938	$ 236,291
Accrued interest payable on borrowed funds	**171,518**	171,518	171,518
Other liabilities	**4,377**	6,236	3,139
Borrowed funds from subsidiary	**5,155,000**	5,155,000	5,155,000
Total liabilities	**5,618,833**	5,569,692	5,565,948
Stockholders' equity:			
Common stock	**2,041,033**	1,689,281	1,677,173
Surplus	**11,169,283**	10,861,986	10,637,578
Retained earnings	**11,773,915**	10,115,038	7,946,747
Accumulated other comprehensive income, net of taxes	**760,177**	1,281,323	1,527,888
Total stockholders' equity	**25,744,408**	23,947,628	21,789,386
Total liabilities and stockholders' equity	**$ 31,363,241**	$ 29,517,320	$ 27,355,334

The borrowed funds from subsidiary balance represents the junior subordinated debt securities payable to the wholly-owned subsidiary trust that was deconsolidated as a result of applying the provisions of FIN 46. The Company continues to guarantee the capital securities issued by the trust, which totaled **$5,000,000** at December 31, 2004. (See Notes 8 and 20 for further discussions on FIN 46).

Note 21. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	**2004**	2003	2002
Dividends and distributions from subsidiaries	**$ 1,235,000**	$ 880,000	$ 720,000
Other income	**16,430**	16,430	16,430
Standstill agreement expense	**-**	-	(131,378)
Interest expense on junior subordinated debentures	**(546,703)**	(546,430)	(546,430)
Other expenses	**(54,826)**	(52,896)	(36,642)
Income before income tax benefit and equity in undistributed net income of subsidiaries	**649,901**	297,104	21,980
Income tax benefit	**225,965**	225,115	269,575
Change in undistributed net income of subsidiaries	**2,179,635**	2,554,855	2,519,528
Net income	**$ 3,055,501**	$ 3,077,074	$ 2,811,083

Statements of Cash Flows

Years Ended December 31,	**2004**	2003	2002
Cash flows from operating activities:			
Net income	**$ 3,055,501**	$ 3,077,074	$ 2,811,083
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease in other assets	**4,932**	4,179	91,183
Decrease in due from subsidiaries	**5,893**	7,826	69,900
(Decrease) increase in other liabilities	**(1,859)**	3,097	3,139
Change in undistributed net income of subsidiaries	**(2,179,635)**	(2,554,855)	(2,519,528)
Net cash provided by operating activities	**884,832**	537,321	455,777
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	**231,955**	196,460	180,070
Proceeds from issuance of common stock	**76,362**	46,130	42,205
Dividends paid	**(1,008,357)**	(908,136)	(793,915)
Net cash used in financing activities	**(700,040)**	(665,546)	(571,640)
Increase (decrease) in cash	**184,792**	(128,225)	(115,863)
Cash, beginning of year	**268,893**	397,118	512,981
Cash, end of year	**$ 453,685**	$ 268,893	$ 397,118

Note 22. Quarterly Results of Operations (Unaudited)

The following is a summary of consolidated unaudited quarterly results of operations:

2004				
(Dollars in thousands, except per share amounts)	**Three months ended, December 31**	**September 30**	**June 30**	**March 31**
Interest income	**$ 3,908**	**$ 4,065**	**$ 3,807**	**$ 3,881**
Interest expense	**894**	**928**	**885**	**938**
Net interest income	**3,014**	**3,137**	**2,922**	**2,943**
Provision for credit losses	**-**	**140**	**60**	**140**
Net securities gains	**102**	**41**	**39**	**230**
Income before income taxes	**921**	**973**	**883**	**912**
Net income	**840**	**769**	**706**	**741**
Net income per share (basic and diluted)	**$ 0.40**	**$ 0.38**	**$ 0.35**	**$ 0.37**

2003				
(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 3,955	$ 3,864	$ 3,909	$ 3,812
Interest expense	970	1,051	1,112	1,144
Net interest income	2,985	2,813	2,797	2,668
Provision for credit losses	30	10	-	-
Net securities gains	49	63	15	92
Income before income taxes	1,124	1,033	855	753
Net income	849	839	733	656
Net income per share (basic and diluted)	$ 0.42	$ 0.41	$ 0.37	$ 0.32

2002				
(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,021	$ 4,250	$ 4,178	$ 4,121
Interest expense	1,248	1,302	1,284	1,368
Net interest income	2,773	2,948	2,894	2,753
Provision for credit losses	-	-	-	-
Net securities gains	5	42	2	4
Income before income taxes	775	918	762	1,441
Net income	545	691	587	988
Net income per share (basic and diluted)	$ 0.28	$ 0.34	$ 0.29	$ 0.49

Main Office
101 Crain Highway, SE
Glen Burnie, MD 21061
410-766-3300

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Linthicum
7063 Baltimore-Annapolis Boulevard
Linthicum, MD 21061
410-487-8500

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
534 Ritchie Highway
Severna Park, MD 21146
410-544-0270

South Crain
7984 Crain Highway, S.
Glen Burnie, MD 21061
410-766-5343

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

Internet Address
www.thebankofglenburnie.com

The BANK of GLEN BURNIE